

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 21, 2012

Lynn K. Stone, Esquire
Vice President, Corporate Counsel
Pruco Life Insurance Company
One Corporate Drive
Shelton, CT 06484

  Re: Pruco Life Flexible Premium Variable Annuity Account
     Pruco Life of New Jersey Flexible Premium Variable Annuity Account
     Initial Registration Statements on Form N-4
     File Numbers: 333-184541, and 333-184542

Dear Ms. Stone:

  The staff has reviewed the above-referenced registration statements, which the Commission received on October 22, 2012.   Based on your representation that the New York version (333-184542) is substantially the same as the national version, we based our review and comments on the national version (333-184541). The comments below apply to both filings as applicable.

1. Cover
    (a)The Edgar class code should reflect the exact name of the contract as shown on the cover, rather than the designation "new." Please re-file accordingly.
    (b)Please clarify in the first paragraph that the guarantees provided by the variable annuity contact described in the prospectus, rather than "benefits," are the obligations of….
    (c)Please also list the investment option, since there is only one, on the cover.

2. Glossary
    The definitions of "Income Growth Rate" and "Income Percentage" should be revised to clearly identify what these terms mean in the context of the defined income benefit. For example, state that the "Income Growth Rate is the rate used to determine…"

3. Fee Table and Examples
    The current format is difficult to follow. Please revise the table as required by Item 3 of form N-4 and provide us a copy of the revised fee table in exactly the same format as it will appear in the prospectus. Please provide all missing example information in a pre-effective amendment.

4. Defined Income Benefit
   (a) Please delete the sentence regarding the reservation to cease offering the benefit at any time since this benefit is not optional. Instead, it is a part of the contract purchased at issue.
   (b) In the second paragraph, please cross-reference where the rules regarding the timing and amount of withdrawals can be found.
   (c) The Income Percentage and Income Growth Rate used to calculate the Guaranteed Income Amount must be specified in the prospectus. It cannot be contained in a "Rate Sheet" that is not filed in the registration statement. Please revise the prospectus to include this information and revise the disclosure accordingly. Each change to the Income Growth Rate or Income percentage must be reflected in a prospectus supplement to the registration statement.

5. Guaranteed Income Amount
   Please clarify if additional Purchase Payments can increase the Guaranteed Income Amount after the first Lifetime Withdrawal.

6. Additional Purchase Payment(s)
   Please do not reference the Income Percentage as shown in your Contract. The reference should be to the percentage shown in the prospectus.

7. Impact of Lifetime Withdrawals
   Please explain if you are using the word "Annuity" interchangeably with "Contract" here and throughout the prospectus, and if so, please state that in the prospectus.

8. Account Value Reduced to Zero
   Please clarify in the second to last paragraph of this section that only if the Account Value is reduced to zero due to excess withdrawals or annuitization will the Death Benefit terminate.

9. Other Important Considerations
   In the first bullet, please add an explanation as to why the value of the benefit could be limited if the owner begins taking withdrawals too soon.

10. Termination of the Benefit
    In item (iv) please clarify if you mean "no" instead of "any Account Value on the date of death."

11. New Benefit Programs
    Please delete this section since there are no optional benefits which can be elected after issue.

12. Additional Purchase Payments
    Please clearly state the circumstances, without reference to the "include, but not limited to" language, when you will decline any Purchase Payments and state, if true, that notwithstanding anything else to the contrary, you reserve the right to cease allowing additional Purchase Payments at any time. Please also add that because you are frequently modifying benefits, the right to make additional Purchase Payments can terminate at any

time. Further, disclose the consequences of this reservation, <u>i.e.</u>, that this may prevent the owner from funding the benefits under the contract. Please also identify any states in which this reservation does not apply.

13. <u>Speculative Investing</u>
Please explain your basis for including the reservation regarding to whom an Annuity is issued in the future.

14. <u>While the Define Income Benefit is in Effect</u>
Instead of stating that the benefits of the Annuity are limited without the Defined Income Benefit, please identify any such limited benefits.

15. <u>If the Defined Income Benefit Terminates</u>
Please identify all changes you will not accept, rather than using the phrase "include, but are not limited to."

16. <u>Surrender Value</u>
Please specify the circumstances under which you will impose the minimum Surrender Value of $2,000.

17. <u>Medically-Related Surrenders</u>
Please specify the applicable waiver rules, rather than stating "subject to our rules in place at the time of your request, which currently include but are not limited to the following." Please also specify what happens if there is more than one Owner. Will the medically-related surrender apply if either or both Owners qualify?

18. <u>Other Annuity Options We May Make Available</u>
Please state that Options 1 and 2 will always be available for election.

19. <u>Other Information</u>
Please explain the need for much of the substitution discussion under the "Separate Account" since there is only one investment option. Please delete or revise, as appropriate.

20. <u>Appendix C</u>
Please provide examples based on the actual Income Percentage and Income Growth Rate applicable to the Contract.

21. <u>Financial Statements, Exhibits, and Other Information</u>
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

22. <u>Tandy Comment</u>
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its

management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products